UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Beam Global

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

07373B109

(CUSIP Number)

David B. Townsend

Townsend AC, LLC

c/o Townsend Capital

230 Schilling Circle, Suite 120

Hunt Valley, MD 21031

with a copy to:

Stephen Sharkey, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, MD 21209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend AC, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 838,186
	8	Shared Voting Power 0
	9	Sole Dispositive Power 838,186
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons TBP Investments, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Energy Solutions, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons TES Co-Investor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons EPS Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 838,186
	8	Shared Voting Power 0
	9	Sole Dispositive Power 838,186
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Battery Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons TES Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons 2013 Dennis Townsend Enterprises Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons 2013 David Townsend Enterprises Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons Trust f/b/o David B. Townsend U/A dated December 19, 1996
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons Dennis W. Townsend
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person IN

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 07373B109

1	Names of Reporting Persons David B. Townsend
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 838,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 838,186

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.30%(1)
14	Type of Reporting Person IN

(1)

Based on the 10,095,562 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2022, reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Explanatory Note.

The Reporting Persons previously filed an original Schedule 13D in respect of the common stock, par value $0.001 per share (the “Common Stock”), of Beam Global, a Nevada corporation (the “Issuer”), on July 8, 2022 (the “Original Schedule 13D”). This Amendment No. 1 to the Original Schedule 13D is being filed to reflect that the Reporting Persons now beneficially own 838,186 shares, which approximates to 8.30%, of Common Stock. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information regarding the Transactions set forth in Item 3 is incorporated into this Item 4 by reference.

The Reporting Persons acquired the securities reported herein in connection with the Transaction. From October 4, 2022, to December 14, 2022, Townsend AC completed the Sales in which it disposed a total of 216,814 shares of Common Stock. The Reporting Persons hold such securities for investment purposes and intend to review their investments in the Issuer on a continuing basis. Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons, at any time, and from time to time, may in the future take actions with respect to their position in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities in the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 3 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a)—(b)

As a result of certain matters described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own all of the Common Stock beneficially owned by the members of the group as a whole. The Reporting Persons may be deemed to beneficially own an aggregate of 838,186 shares of Common Stock, which represents, in the aggregate, approximately 8.30% of the outstanding shares of the Issuer’s Common Stock (based on 10,095,562 outstanding shares of Common Stock as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Period ended November 10, 2022).

(c) Except as set forth on Appendix I to this Statement, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof or since the date on which the original Schedule 13D was filed.

(d) Except as set forth in this Statement, no Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

Townsend AC, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

TBP Investments, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Energy Solutions, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

TES Co-Investor, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

EPS Holding, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Ventures, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Battery Partners, LLC

/s/ David Townsend
Name: David Townsend
Title: President

/s/ David Townsend
Name: David Townsend
Title: President

/s/ Dennis W. Townsend
DENNIS W. TOWNSEND, not individually but solely in his capacity as Trustee of the 2013 Dennis Townsend Enterprises Trust

/s/ Stephen M. Sharkey
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee of the 2013 Dennis Townsend Enterprises Trust

/s/ David B. Townsend
DAVID B. TOWNSEND, not individually but solely in his capacity as Trustee of the 2013 David Townsend Enterprises Trust

/s/ Stephen M. Sharkey
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee of the 2013 David Townsend Enterprises Trust

/s/ David B. Townsend
DAVID B. TOWNSEND, not individually but solely in his capacity as Trustee Trust f/b/o David B. Townsend U/A dated December 19, 1996

/s/ Stephen M. Sharkey
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee Trust f/b/o David B. Townsend U/A dated December 19, 1996

/s/ David Townsend
Name: David Townsend

/s/ Dennis Townsend
Name: Dennis Townsend

Appendix I

TRANSACTIONS EFFECTED BY TOWNSEND AC, LLC IN COMMON STOCK SINCE THE ORIGINAL SCHEDULE 13D WAS FILED ON MARCH 4, 2022

(All transactions were regular market transactions effected on the Nasdaq)

Transaction Date	Transaction Type	Shares	Average Weighted Price
10/4/22	Sell	6,335	$13.1469
10/5/22	Sell	3,303	$12.6078
11/10/22	Sell	6,040	$13.1667
11/11/22	Sell	24,146	$14.5908
11/14/22	Sell	10,176	$16.3194
11/21/22	Sell	14,000	$16.3828
11/22/22	Sell	16,000	$17.1832
11/23/22	Sell	15,000	$17.4279
11/29/22	Sell	20,000	18.7742
11/30/22	Sell	15,000	$18.7091
11/30/22	Sell	5,000	$18.9890
12/2/22	Sell	15,000	$19.2814
12/6/22	Sell	589	$20.0132
12/7/22	Sell	15,000	$19.2101
12/9/22	Sell	9,225	$20.2413
12/13/22	Sell	22,000	$18.4838
12/14/22	Sell	20,000	$18.3199
10/4/22	Sell	6,335	$13.1469
10/5/22	Sell	3,303	$12.6078
11/10/22	Sell	6,040	$13.1667
11/11/22	Sell	24,146	$14.5908
11/14/22	Sell	10,176	$16.3194
11/21/22	Sell	14,000	$16.3828
11/22/22	Sell	16,000	$17.1832
11/23/22	Sell	15,000	$17.4279
11/29/22	Sell	20,000	18.7742
11/30/22	Sell	15,000	$18.7091
11/30/22	Sell	5,000	$18.9890
12/2/22	Sell	15,000	$19.2814
12/6/22	Sell	589	$20.0132
12/7/22	Sell	15,000	$19.2101
12/9/22	Sell	9,225	$20.2413
12/13/22	Sell	22,000	$18.4838
12/14/22	Sell	20,000	$18.3199